SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Salomon Brothers Inflation Management Fund, Inc.
(IMF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

79550V109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
Exhibit One Attached




ITEM 1	Security and Issuer
		Common Stock
		Salomon Brothers Inflation Management Fund, Inc.
		Salomon Brothers Asset Management
		125 Broad Street
		New York, NY   10004
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 333,566
		shares of IMF on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 3.46%
		of the outstanding shares.   All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		a)  KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of IMF fit the investment guidelines for various Accounts.  Shares have been acquired since March 24, 2005.
b)  Although originally purchased for investment purposes only, we sent a letter to the Board of Directors on December 28, 2005 to express our position as to what actions the Board should take in the wake of the failure to get approval of the new investment management contract.  (Exhibit 1)
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 333,566 shares, which represent 3.46% of the outstanding shares.  None of the Principals of KIM currently owns shares of IMF.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.


Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
11/2/2005
5000
17.07

12/1/2005
6500
17.09
11/9/2005
700
16.91

12/2/2005
12500
17.04
11/10/2005
4300
16.82

12/6/2005
14300
16.82
11/11/2005
5000
16.82

12/8/2005
3900
16.75
11/14/2005
1350
16.84

12/9/2005
200
16.79
11/18/2005
20000
17.12

12/12/2005
5200
16.79
11/21/2005
5000
17.11

12/14/2005
-3000
16.80
11/22/2005
100
17.10




11/23/2005
5000
17.11




11/28/2005
11100
17.31




11/30/2005
7400
17.11




      The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares.  None of the Accounts has an interest
      in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with
Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and
KIM
		and between any of them and any other person with respect to any of the
		IMF securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable








Signature
		After reasonable inquiry and to the best of my knowledge and belief,
I
certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


December 28, 2005 			By: _________________________
           Date					            Signature
				           Dana R. Consler, Senior Vice President
						            Name /Title





EXHIBIT ONE
Letter Sent to the Board on December 28, 2005

KARPUS INVESTMENT MANAGEMENT
183 SULLY?S TRAIL
PITTSFORD, NEW YORK 14534
(585) 586-4680
for
Salomon Brothers Inflation Management Fund Inc.

December 28, 2005

Dear IMF Board Member:

We have read your press release of December 23, 2005, confirming that your proposal to transfer permanent management of the Fund to Legg Mason failed. It is time for the Fund?s board to listen to, and serve, its shareholders, and stop acting as if its constituency is Salomon Brothers Asset Management
(SBAM). As a representative of one of the largest blocs of beneficial ownership, Karpus Investment Management (Karpus) demands that the Board consider, and asks that the Board respond to, the following:

The Board and SBAM should immediately begin the processes necessary to unlock the trapped net asset value for the benefit of shareholders. SBAM?s (now a subsidiary of Legg Mason) interim management agreement expires April 29, 2006. It should take steps necessary now to unlock the Fund?s net asset value and eliminate its discount. You should not waste shareholders? time or money in a re-solicitation effort to achieve what you have failed to achieve on multiple occasions since last August. To do so would be a serious breach of your fiduciary duties of loyalty and good faith. Nor should the current Board or management try to manage the Fund internally. As can be evidenced throughout this proxy contest, our best interests as shareholders are clearly not being represented by your actions. For example, we note your lack of adequate disclosure in the following instances:

? Peter Wilby, managing director of SBAM, recently announced his resignation. Shareholders were not properly apprised of this significant event, demonstrating your complete disregard for shareholders, who were expected to unquestionably ratify the only ?choice? presented to them, that of being assigned to anonymous managers to be designated by Legg Mason.

? The dishonest explanation (contained in a public filing with the SEC) of the reason for your adjournment of the November 29, 2005 meeting, solely in order to avoid recognition of the will of the shareholders, by not counting their votes when it was certain SBAM/Legg Mason would lose.

Further, should you, as Board members, decide to seek reelection or nominate new members, we will not support your reelection or any candidates you nominate, as we believe that you, the designees of SBAM, do not represent the interests of shareholders.

Karpus will continue to actively oppose any management which does not acknowledge that its primary function will be to maximize shareholder value via the elimination of the discount.



Sincerely,


Cody B. Bartlett Jr., CFA
Investment Strategist
Karpus Investment Management